EXHIBIT B

CONTROL PERSON IDENTIFICATION

Stephens Inc. is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E). Stephens Inc. is also a broker dealer registered under Section 15 of the Act. SI Holdings Inc., Stephens Financial Services LLC and Warren A. Stephens are parent holding companies or control persons of Stephens Inc. in accordance with Rule 13d-1(b)(1)(ii)(G).